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                                 EXHIBIT 12-B
                                 ------------


   Computation of ratio of earnings to fixed charges and preferred dividends

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                                                                Exhibit 12-B

                        Atlantic City Electric Company
                        ------------------------------

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)




                                            12 Months Ended December 31,
                                  ------------------------------------------------
                                    1998      1997      1996      1995      1994
                                  --------  --------  --------  --------  --------
Net income                        $ 30,276  $ 85,747  $ 75,017  $ 98,752  $ 93,174
                                  --------  --------  --------  --------  --------

Income taxes                        18,178    50,442    36,958    48,277    36,130
                                  --------  --------  --------  --------  --------

Fixed charges:
 Interest on long-term debt         63,940    64,501    64,847    62,879    58,460
 Other interest                      3,435     3,574     4,019     4,364     4,148
 Preferred stock dividend
  requirements of subsidiaries       6,052     5,775     1,428         -         -
                                  --------  --------  --------  --------  --------
Total fixed charges                 73,427    73,850    70,294    67,243    62,608
                                  --------  --------  --------  --------  --------

Earnings before income taxes
 and fixed charges                $121,881  $210,039  $182,269  $214,272  $191,912
                                  ========  ========  ========  ========  ========

Fixed charges                       73,427    73,850    70,294    67,243    62,608
                                  --------  --------  --------  --------  --------

Preferred dividend requirement       5,289     7,506    14,214    20,839    22,212
                                  --------  --------  --------  --------  --------

                                  $ 78,716  $ 81,356  $ 84,508  $ 88,082  $ 84,820
                                  ========  ========  ========  ========  ========

Ratio of earnings to fixed
charges & Preferred dividends         1.55      2.58      2.16      2.43      2.26
                                      ----      ----      ----      ----      ----


For purposes of computing the ratio, earnings are net income plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, and the interest factor associated with the Company's major leases. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to net income.